Exhibit 12

Alcoa and subsidiaries

Computation of Ratio of Earnings to Fixed Charges

(in millions, except ratio)

Nine months ended September 30,	2011
Earnings:
Income from continuing operations before income taxes	$1,302
Noncontrolling interests’ share of earnings of majority-owned subsidiaries without fixed charges	—
Equity income	(106)
Fixed charges added to earnings	432
Distributed income of less than 50 percent-owned persons	78
Amortization of capitalized interest:
Consolidated	32
Proportionate share of 50 percent-owned persons	—

Total earnings	$1,738

Fixed Charges:

Interest expense:
Consolidated	$399
Proportionate share of 50 percent-owned persons	—

$399

Amount representative of the interest factor in rents:
Consolidated	$33
Proportionate share of 50 percent-owned persons	—

$33

Fixed charges added to earnings	$432

Interest capitalized:
Consolidated	$80
Proportionate share of 50 percent-owned persons	—

$80

Preferred stock dividend requirements of majority-owned subsidiaries	—

Total fixed charges	$512

Ratio of earnings to fixed charges	3.4